

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Subramaniam Viswanathan
Chief Financial Officer
CHIMERA INVESTMENT CORPORATION
520 Madison Avenue, 32nd Floor
New York, NY 10022

>   **Re: CHIMERA INVESTMENT CORPORATION**
>   **Form 10-K for the year ended December 31, 2020**
>   **Filed February 18, 2021**
>   **File No. 001-33796**

Dear Mr. Viswanathan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction